FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 4, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL LTD. ANNOUNCES APPOINTMENT OF DIRECTOR

NETANYA, Israel, December 4, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today the appointment of Mr. Yoram Turbowicz as member of the Company's Board of Directors, effective December 2, 2020.

Dr. Turbowicz has served as chairman of the board of Discount Investment Corporation Ltd. since November 2020, as director of Allied Ltd. and Champion Motors Ltd. since 2009 and as director of Allied Logistics Ltd. since 2013 and is a director of additional private companies. From 2009 to 2011 Dr. Turbowicz served as chairman of the board of Azorim Ltd. and Delek Energy Systems Ltd..  From 2009 to 2018 Mr. Turbowicz was a practicing commercial lawyer. From 2006 to 2008 Dr. Turbowicz served as the Chief of Staff of the Prime Minister of Israel's office. He served from 2004 to 2005 as a director of the Company. Dr. Turbowicz is an attorney at law and holds an LL.B from the Hebrew University and an LL.M and S.J.D from the Harvard Law School.

For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 6. Directors, Senior Management and Employees" – A. Directors and Senior Management" and " – D. Employees" and the Company's quarterly reports for the quarters ended June 30, 2020 and September 30, 2020 on Form 6-K, filed on August 17, 2020 and November 23, 2020, respectively, under "other developments during the second quarter of 2020 and subsequent to the end of the reporting period" and the Company's current report on Form 6-K dated November 24, 2020.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.  Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shai Amsalem Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-4774	Investor Relations Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	For December 4, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary